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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
David Leichner
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299
davidl@magicsoftware.com

Magic Software Announces Rapid RFID Acceleration Support In iBOLT Integration Suite In Compliance With Leaders In The Supply Chain Industry

Web Seminar To Be Held on March 9, 2004 Introducing This Functionality

Irvine, California (March 9, 2004) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today support for wireless radio frequency identification (RFID) compliance acceleration utilizing its iBOLT Integration Suite. The latest iBOLT release focuses on expanding functionality for enhanced enterprise application integration (EAI), business process management (BPM), composite applications development, Web Services, and business activity monitoring (BAM).

Magic Software will offer the live seminar “Integration for Logistics: RFID, EDI, XML, and Beyond” on March 9, 2004 at Noon EST. Registration details are available on the company website at http://www.magicsoftware.com/.

Supply Chain Mandates Will Strain Existing IT Resources
Recent compliance initiatives by Wal-Mart, Target, U.S. Department of Defense, Food and Drug Administration, and others, have made RFID an essential requirement in the integration industry. Regardless of where you sit in the supply chain - manufacturing, logistics, distribution or retail -IT departments need to focus quickly on how to comply with mandates and take advantage of the new supply chain efficiencies possible through RFID. These recent initiatives come at a time when many companies in the mid-market are still in the process of integrating EDI and XML supply-chain integration solutions.

Although RFID is designed to enhance supply chain security and reduce costs associated with manual processes, most companies have already invested in supply chain solutions prior to the introduction of RFID. RFID compliance will introduce new business rules, data types and data collection points, resulting in the need for significant adaptation of existing systems and integration of new technologies.

"iBOLT was designed from the beginning to adapt to new technologies and RFID is no exception," said Avikam Perry, vice president of research and development, at Magic Software. "iBOLT handles RFID processes on demand in synchronous, real time or batch processes depending on the customers requirements. The benefit of utilizing iBOLT to integrate RFID is that you not only achieve RFID compliance, you will have a paradigm for adapting to future supply chain technologies as well. It will also accelerate EDI and XML implementations."

“Supply Chain Integration will continue to generate demand for our technologies among manufacturers, distributors, logistics companies and retailers,” said Menachem Hasfari, CEO of Magic Software Enterprises, Ltd. “iBOLT contributes to the enterprise agility necessary to adapt to evolving supply chain standards. Both mid-market and large enterprises should be interested in the cost savings attained through implementation of an enterprise integration framework.”

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 9 March, 2004